UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period ___________ to ____________

Commission File Number 001-32997

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MAGNUM HUNTER RESOURCES CORPORATION 401(k)
EMPLOYEE STOCK OWNERSHIP PLAN
777 Post Oak Blvd, Suite 650
Houston, Texas 77056

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MAGNUM HUNTER RESOURCES CORPORATION
777 Post Oak Blvd, Suite 650
Houston, Texas 77056

Required Information

The Magnum Hunter Resources Corporation 401(k) Employee Stock Ownership Plan (the “Plan”) was adopted effective October 1, 2010.  The Plan is subject to the requirements of the Employee Retirement Income Security Act (“ERISA”), including the requirement to file an annual report (Form 5500) and financial schedules.  Therefore, in lieu of the requirements of items 1-3 of the Form 11-K, the Plan has elected to file its financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

The first plan year of the Plan was a short year ended December 31, 2010.  Under Department of Labor Regulation § 2520.104-50, a plan that has a short plan year of seven or fewer months’ duration due, among other reasons, to the establishment or commencement of operations of the plan, is not required to include the report of an independent qualified public accountant in the annual report for the first of two consecutive plan years, one of which is a short year, provided certain conditions are satisfied.  These conditions include the preparation of financial statements and accompanying schedules for the short year in conformity with the requirements of section 103(b) of ERISA and regulations promulgated thereunder and the inclusion of a statement that annual report for the immediately following plan year will include a report of an independent qualified public accountant with respect to the financial statements and accompanying schedules for both of the two plan years.

Based on these regulations, the following financial statements and schedules of the Plan have been prepared in accordance with the financial reporting requirements of Section 103(b) of ERISA, except that the preparation and submission of the report of an independent accountant has been deferred until the close of the plan year ending December 31, 2011.  The report, including audited Plan financial statements, filed for the year ending December 31, 2011 will cover both the short year ending December 31, 2010 and the full year ending December 31, 2011.

Financial Statements

Assets and Liabilities	Beginning of Year	End of Year

Assets

Total Cash	0	$74,400
Receivable - ER	0	$–
Receivable - EE	0	$29,924
Employer Securities	0	$1,103,760
Participant Loans	0	$21,567
Mutual Funds	0	$422,205
Total Assets	0	$1,651,856

Liabilities

Acquisition Indebtedness	0	$732,774
Other Indebtedness(1)		$15
Total Liabilities	0	$732,789

Net Assets	0	$919,067

Income and Expenses	Beginning of Year	End of Year

Income

Contributions - ER	0	$–
Contributions - EE	0	$98,606
Rollovers	0	$63,772
Interest - Loans	0	$77
Unrealized Gain/Loss	0	$370,986
Net Gain/Loss from Mutual Funds	0	$6,247
Other Income	0	$–
Total Income	0	$539,688

Fees/Expenses(2)	0	$–

Transfer of Assets to this Plan	0	$379,379

Change in Net Assets	0	$919,067

Notes (1) Ineligible Contribution to be returned. (2) Fees and Expenses are included in the gains and losses.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee appointed by the Board of Directors of Magnum Hunter Resources Corporation has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 28, 2011	MAGNUM HUNTER RESOURCES
CORPORATION 401(k) EMPLOYEE STOCK OWNERSHIP PLAN

By: /s/ Gary C. Evans
Gary C. Evans, Trustee